Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (T2116)

Autocallable Securities

Linked to the Lowest Performing of the Nasdaq-100 Index® and the iShares® MSCI China ETF

Offering Period: August 11, 2021 – August 18, 2021

Summary Product Terms

CUSIP	22552XTG8
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	2 years (if not automatically redeemed)
Trade Date	August 18, 2021
Settlement Date	August 23, 2021
Valuation Date	August 18, 2023
Maturity Date	August 23, 2023
Underlyings	Nasdaq-100 Index® iShares® MSCI China ETF
Initial Level	The closing level of such Underlying on the Trade Date
Final Level	The closing level of such Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Lowest Performing Underlying	The Underlying with the lowest Underlying Return
Knock-In Level	For each Underlying, approximately 80% of its Initial Level
Autocall Observation Frequency	Annually
Autocall Level	For each Underlying, 100% of its Initial Level
Automatic Redemption Premium	$130
Contingent Return	26%

Hypothetical Redemption Amounts

*The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Contingent Return of 26% (ii) a Knock-In Level of 80% and (iii) the securities are not automatically redeemed and are held to maturity. The numbers appearing in the table have been rounded for ease of analysis.

Underlying Return of Lowest Performing Underlying	Return on the Securities*	Redemption Amount per $1,000 Principal Amount
100%	26%	$1,260
50%	26%	$1,260
30%	26%	$1,260
20%	26%	$1,260
10%	26%	$1,260
0%	26%	$1,260
−10%	0%	$1,000
−20%	0%	$1,000
−21%	−21%	$790
−30%	−30%	$700
−40%	−40%	$600
−50%	−50%	$500
-100%	-100%	$0

Payoff Description

Automatic Redemption

If, on the Autocall Observation Date, each Underlying closes at or above its Autocall Level, the securities will be automatically redeemed and you will receive the Principal Amount plus the Automatic Redemption Premium. No further payments will be made on the securities.

Redemption Amount at maturity

Unless the securities have been previously automatically redeemed, if, on the Valuation Date, each Underlying closes at or above its Initial Level, you will receive the Principal Amount plus the Contingent Return.

If the Lowest Performing Underlying closes below its Initial Level but at or above its Knock-In Level, you will receive the Principal Amount.

However, if at least one Underlying closes below its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual Contingent Return and Automatic Redemption Premium will not be lower than the amounts displayed in this document and the Knock-In Levels will not be greater than the levels set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

•	Risks Relating to the Securities Generally
o	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If any Underlying closes below its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
o	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss.
o	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk.
o	The securities do not pay interest.
o	The appreciation potential of the securities will be limited to (i) the Automatic Redemption Premium or (ii) the Contingent Return.
o	If the securities are automatically redeemed, you will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium and no further payments will be made on the securities.
o	The U.S. federal tax consequences of an investment in the securities are unclear.
•	Risks Relating to the Underlyings
o	The Redemption Amount will be less than the principal amount of securities you hold even if only one Underlying closes below its Knock-In Level on the Valuation Date. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.
o	Some of the assets included in the Nasdaq-100 Index® are issued by foreign companies. Foreign companies may be subject to different political, market, economic, regulatory and other risks than those applicable to domestic companies, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions.
o	Although shares of the iShares® MSCI China ETF (the “Reference Fund”) are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Reference Fund or that there will be liquidity in the trading market.
o	The performance and market value of the Reference Fund, particularly during periods of market volatility, may not correlate to the performance of the tracked index.
o	Some or all of the assets included in the Reference Fund are issued by foreign companies and trade in foreign securities markets.
o	The Reference Fund is exposed to the political and economic risks of an emerging market country.
o	Because the prices of the equity securities included in the Reference Fund are converted into U.S. dollars for purposes of calculating the level of the Reference Fund, investors will be exposed to currency exchange rate risk with respect to the non-U.S. currency in which the equity securities included in the Reference Fund trade.
o	Your return on the securities will not reflect the return you would realize if you actually owned shares of the Reference Fund or the equity securities that comprise the Underlyings.
o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to shares of the Reference Fund or the equity securities comprising the Underlyings.

o	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.
o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities.
•	Risks Relating to the Issuer
o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Risks Relating to Conflicts of Interest
o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	Risks Relating to Estimated Value and Secondary Market Prices of the Securities
o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.
o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $930 and $972.50 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), and the estimated value of the securities on the Trade Date may be less than the price to public.
o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 11, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010321012200/dp156150_424b2-t2116.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

CREDIT SUISSE SECURITIES (USA) LLC credit-suisse.com

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